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SEC FILE NUMBER
8-67275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Galileo Global Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1230 Avenue of the Americas 16F
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Francois Pages	2123326036	fpages@galileo-securitie
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130 MAITLAND		FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francois Pages   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Galileo Global Securitties, LLC   , as of 12/31   , 2025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GALILEO GLOBAL SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2025

GALILEO GLOBAL SECURITIES, LLC CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Galileo Global Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galileo Global Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Galileo Global Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Galileo Global Securities, LLC management. Our responsibility is to express an opinion on Galileo Global Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Galileo Global Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Galileo Global Securities, LLC's financial statements. The supplemental information is the responsibility of Galileo Global Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Galileo Global Securities, LLC's auditor since 2022.

Maitland, Florida

April 9, 2026

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS		**2025**
Cash and cash equivalents	$	28,971
Fees receivable		152,813
Allowance for Doubtful Accounts		(25,000)
Investments		20,725
Property & Equipment		1,891
Other assets		5,354
Total assets	**$**	**184,754**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	87,521
Total liabilities		87,521
MEMBER'S EQUITY (Note 2)		97,233
Total liabilities and member's equity	**$**	**184,754**

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS
DECEMBER 31, 2025

REVENUE:

Fees and placement income	$	209,691
Interest Income		4,095
Reimbursed expenses		36,400
Unrealized Gain (Loss)		(1,132)
Total revenue		249,054

EXPENSES: (Note 3)

Commission Expenses		84,509
Dividend Expense		2,504
Marketing Expenses		3,304
Personnel Expense		300,562
Professional fees		13,085
Regulatory expenses		16,173
General and administrative		53,798
Travel and Entertainment		2,793
Total expenses	$	476,729
Exchange Gain/(Loss)		(641)
NET (LOSS)	$	(228,315)

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

BALANCE, December 31, 2024	$	305,548
Member contributions		20,000
Net Income/(Loss)		(228,315)
BALANCE, December 31, 2025	$	**97,233**

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income/(Loss)	$ (228,315)
Adjustments to reconcile net loss to net cash used in operating activities:	
Allowance for Doubtful Accounts	25,000
Depreciation	600
Increase in Fees receivable	(31,620)
Decrease in marketable securities	1,132
Increase in other assets	(2,952)
Derease in accounts payable and accrued expenses	(14,992)
Net cash flows used in operating activities	(251,147)

CASH FLOWS FROM INVESTING ACTIVITIES:

CASH FLOWS FROM FINANCING ACTIVITIES:

Member (capital) contributions	20,000
Net cash flows provided in financing activities	20,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(231,147)
CASH AND CASH EQUIVALENTS, beginning of year	260,118
CASH AND CASH EQUIVALENTS, end of year	$ 28,971

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

FOOTNOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Galileo Global Securities, LLC (the "Company" or "GGS") was organized as a limited liability company under the laws of the State of New York, on November 10, 2005, and is wholly owned by its CEO, Mr. Francois Pages since January 31st, 2013. During 2006, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company, which is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements.

The Company's business operates principally in the United States of America from its shared office facility located in New York, New York. The Company is registered in 17 States (CA, CO, CT, DC, FL, IL, IN, MD, MA, MI, NJ, NY, NC, OH, PA, TX, VA). The Company is a limited purpose broker/dealer authorized to provide senior-level, independent advice to corporations and governments in investment banking and international capital markets, mainly targeting companies with cross-border needs in the area of Advisory, Mergers & Acquisitions and Private Placements of private equity capital.

Income taxes

The Company files its income tax returns as a single-owner LLC, on the cash basis and is not subject to federal or state income taxes. Therefore, income or losses reflected on the tax returns of GGS pass directly through to its member's individual income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025.

Revenue recognition

The Company's main source of revenue is advisory fees for independent advice on Mergers & Acquisitions services and Placement of private equity capital.

The Company recognizes revenue in accordance with the core principle of (ASC) 606 by utilizing the following five steps: (i) identify the contract with the customer; (ii) identify contractual performance obligations, (iii) booking of the retainer fees contractually due by the customers , (iv) determine success fee, if any, in view of the fulfillment of the various contractual performance obligations and (v) recognize revenue when the performance obligations are satisfied.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from contracts with customers includes fees from advisory services The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The company receives reimbursement for fees paid on behalf of Reps, which is included in Other Income in the amount of $36,400.

Cash and cash equivalents

As of December 31, 2025, the Company held all its cash in its banking accounts (JP Morgan Chase checking and Interactive Brokers LLC brokearge accounts). The company considers all time deposits held in banks with initial terms of maturity of three months or less to be cash equivalents for the purposes of the statement of financials conditions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Investment

As of December 31, 2025, the Company held two lines of Investment in private equity securities issued by Bye Aerospace, Inc., and Roambee Corporation and one Investment in public XTI Aircraft Company shares. These shares are valued at market as of the closing of the accounts. Bye Aerospace, Inc. and Roambee Corporation shares are not tradeable in a listed market and have been valued in following the guidelines of the NVCA (National Venture Capital Association). These securities are considered a level 3 securities. These shares were obtained in lieu of cash as retainer fee in a Private Placement assignment with a Customer of the Company.

Credit Losses

Galileo Global Securities, LLC follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financials assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

update, Galileo Global Securities, LLC has the ability to determine that there are no expected credit losses in certain circumstance (e.g. based on the credit quality of the customer).

Galileo Global Securities, LLC had accounts receivable as of December 31, 2024 and 2025 of $121,193 and $152,813 respectively.

NOTE 2 - FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market partcipants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advanatgeous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2 – Inputs other than quoted prices within level 1 that are observable for the asset or liability either directly or indirectly.
Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and it's affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the detrmination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determning fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 are as follows:

	Level 1	Level 2	Level 3
Securities owned:	$56	$0	$20,669
Money Market:	*$22,299*	*$0*	*$0*
Total	*$22,355*	*$0*	*$20,669*

NOTE 3 - NET CAPITAL REQUIREMENTS AND REGULATORY MATTERS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. On December 31, 2025, the Company had a net capital of $19,812 and net capital requirement of $5,835. The Company's net capital ratio (aggregate indebtedness to net capital) was 4.42 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company is provided office space and facilities at 1230 Avenue of the Americas, 16F, New York, NY 10020 from the Studio By Tishman Speyer, under a service agreement signed on October 26, 2025. Under this agreement Galileo Life Sciences, LLC ('GLS'), designated leaseholder, will pay gross monthly rent to the Studio By Tishman Speyer and ad-hoc utilities through October 2025, while the company is committed to paying $3,523 towards the base rent.

The total paid to GLS in 2025 was $42,349 towards rent and utilities.

The total received from Galileo Global Advisors, LLC for reimbursed expenses, such as software, web, IT, and phone services in 2025 was $6,400.

There are no commitments or contingencies at year end December 31, 2025.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2025 consisted of the following:

-   *Computer equipment: $1,891*

The depreciation expense for the year 2025 was $600.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 7 – BROKER DEALER – SINGLE REPORTABLE SEGMENT

The company is engaged in single a line of business as a securities broker dealer, which is comprised of investment banking and advisory services. The company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses access net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the

same as those described in the summary of significant accounting policies. The Company derived 43 percent of its total revenues from a single external customer in 2025.

NOTE 8 – COMPANY CONDITION

The Company has a loss of $228,315 for the year ended December 31, 2025 and has received a capital contribution from its member for working capital. The Company member has agreed to provide capital contribution to the Company as necessary for it to continue opeartions and maintain compliance with minimum net capiral requirements.

Management expects the Company to continue as a going concern and the accompanied financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

SUPPLEMENTARY INFORMATION

GALILEO GLOBAL SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2025

CREDITS:

Member's equity	$	97,233
Total credits		97,233

DEBITS:

Non-allowable assets:

Net fees & reimbursements receivable	49,450
Investments	20,725
Other assets	7,246
Total debits	77,421

NET CAPITAL 19,812

Minimum requirements of 6-2/3% of aggregate indebtedness of
$87,521 or $5,000, whichever is greater 5,835

Excess net capital	$	**13,977**

AGGREGATE INDEBTEDNESS:

Total Liabilities	$	87,521

TOTAL AGGREGATE INDEBTEDNESS	$	**87,521**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL **4.42 to 1**

NOTE: There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2025

GALILEO GLOBAL SECURITIES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT
DECEMBER 31, 2025

With Respect to the Computation for Determination of Reserve Requirements under Rule 15-c3-3 the Company does not claim an exemption under paragraph (k) of SEA Rule 15-c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

GALILEO GLOBAL SECURITIES, LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT
DECEMBER 31, 2025

With Respect to the Information Relating to the Possession or Control Requirements under Rule 15-c3-3 the Company does not claim an exemption under paragraph (k) of SEA Rule 15-c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Galileo Global Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Galileo Global Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to financial advisory, private placements for companies, fund raising for private assets funds, M&A advisory receiving retainers, and transaction-based compensation. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Galileo Global Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Galileo Global Securities, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 9, 2026

GALILEO GLOBAL SECURITIES, LLC
EXEMPTION REPORT
DECEMBER 31, 2025

GALILEO GLOBAL SECURITIES, LLC

EXEMPTION REPORT

Galileo Global Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to Financial Advisory, Private Placements for Companies, Fund Raising for Private Assets Funds, M&A Advisory receiving retainers, and transaction-based compensation. The Company (1) do not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) do not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

Galileo Global Securities, LLC

I, Francois Pages, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

February 17 ,2026